

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 4, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Warrants (each warrant entitles the holder to purchase one common share at an exercise price of C$6.54 per share) of CENOVUS ENERGY INC. under the Exchange Act of 1934.

Sincerely,